                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)*

                   USA MOBILE COMMUNICATIONS HOLDINGS, INC.
                   ----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  90329B 10 0
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 90329B 10 0                   13G               Page 2 of 8 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Investment Corporation   36-2727230
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                913,360 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 913,360 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            913,360 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            8.56%; however, as described herein, the Non-voting Common Stock held by First Chicago Investment Corporation is only convertible into Voting Common Stock under certain limited circumstances.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

  CUSIP No. 90329B 10 0                   13G               Page 3 of 8 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Financial Corporation   36-2793711
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through a wholly-owned subsidiary as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

  CUSIP NO. 90329B 10 0                   13G               Page 4 of 8 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation  36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

- ------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           USA Mobile Communications Holdings, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           11300 Cornell Park Drive
           Cincinnati, Ohio 45242

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago Corporation ("FCC") is filing this statement on behalf of itself and First Chicago Investment Corporation ("FCIC") and First Chicago Financial Corporation ("FCFC"), subsidiaries of FCC. Exhibit A attached hereto contains the agreement of FCIC, FCFC and FCC to file joint disclosure statements on Schedule 13G.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCC, FCFC and FCIC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FCC, FCFC and FCIC are corporations organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           90329B 10 0

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(b) FCIC owns 392,039 shares of the Company's Common. FCIC also owns 521,591 shares of the Company's non-voting Common Stock (the "Non-voting Common"). The Non-voting Common is convertible on a share-for-share basis into the Common unless such conversion is prohibited by the Bank Holding Company Act of 1956 and the regulations issued thereunder (the "BHCA"). FCIC is prohibited under the BHCA from owning more than 5% of the Common of the Company. Assuming the conversion of the Non-voting Common held by FCIC, FCIC would be deemed to beneficially own 8.56% of the outstanding Common. FCC may be deemed to beneficially own the shares held by FCIC solely through its ownership of FCFC and its indirect ownership of FCIC. FCFC may be deemed to own shares of Common solely through its ownership of FCIC.

         (c) See items 5 through 9 and item 11 on pages two, three and four hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         Not applicable.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1995

                              FIRST CHICAGO INVESTMENT CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President


                              FIRST CHICAGO FINANCIAL CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Treasurer


                              FIRST CHICAGO CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President and
                                     Chief Financial Officer

                                   EXHIBIT A



                                   AGREEMENT
                                   ---------


   The undersigned hereby agree, pursuant to (S)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of USA Mobile Communications Holdings, Inc.

Date:  February 10, 1995

                              FIRST CHICAGO INVESTMENT CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President


                              FIRST CHICAGO FINANCIAL CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Treasurer


                              FIRST CHICAGO CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President and
                                     Chief Financial Officer